UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

TUNIU CORPORATION

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

89977P106

(CUSIP Number)

HSG 2010 CV Holdco, Ltd.

3613, 36/F

Two Pacific Place

88 Queensway

Hong Kong, PRC

Attention: Neil Nanpeng Shen

Telephone: (852) 2501 8989

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Craig Marcus

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7802

November 29, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89977P106	SCHEDULE 13D	Page 2 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) HSG 2010 CV Holdco, Ltd. IRS Identification No. 98-0660286
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,575,316
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,575,316

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,575,316
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 89977P106	SCHEDULE 13D	Page 3 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) HongShan Capital Venture 2010 Fund, L.P. IRS Identification No. 98-0678098
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,575,316
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,575,316

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,575,316
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89977P106	SCHEDULE 13D	Page 4 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) HSG Venture 2010 Management, L.P. IRS Identification No. 98-0678096
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,575,316
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,575,316

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,575,316
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89977P106	SCHEDULE 13D	Page 5 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) HSG Holding Limited IRS Identification No. – N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,575,316
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,575,316

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,575,316
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 89977P106	SCHEDULE 13D	Page 6 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SNP China Enterprises Limited IRS Identification No. – N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,575,316
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,575,316

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,575,316
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 89977P106	SCHEDULE 13D	Page 7 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Neil Nanpeng Shen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong SAR

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,575,316
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,575,316

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,575,316
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.4%
14.	Type of Reporting Person (See Instructions) IN

Except as set forth in this Amendment No. 5 (this “Amendment”), the Schedule 13D as initially filed on May 19, 2014, amended by Amendment No. 1 thereto on January 12, 2015, Amendment No. 2 thereto on May 18, 2015, Amendment No. 3 thereto on May 27, 2015 and Amendment No. 4 thereto on January 26, 2016 remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in such Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits attached hereto and to the initial Schedule 13D filing is expressly incorporated herein by reference and the response to each Item of this Statement is qualified in its entirety by the provisions of such Exhibits.

ITEM 2.	INTEREST IN SECURITIES OF THE ISSUER.

The first sentence of Item 2(a) is hereby amended and restated in its entirety to reflect changes in the names of certain of the Reporting Persons:

(a) This Statement is being jointly filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) HSG 2010 CV Holdco, Ltd., a Cayman Islands limited liability company (“SC CV HOLD”); (2) HongShan Capital Venture 2010 Fund, L.P., a Cayman Islands exempted limited partnership (“SCC Venture”); (3) HSG Venture 2010 Management, L.P., a Cayman Islands exempted limited partnership (“SCC MGMT”); (4) HSG Holding Limited, a Cayman Islands limited liability company (“SCC HOLD”); (5) SNP China Enterprises Limited, a British Virgin Islands limited liability company (“SNP”); and (6) Neil Nanpeng Shen, a Hong Kong SAR citizen.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a), (c) and (e) of Item 5 are hereby amended and restated in their entirety as follows:

(a) The aggregate number of Class A Shares and the percentage of total outstanding Class A Shares beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Class A Shares in this Statement are based upon the 354,006,112 Class A Shares outstanding as of December 31, 2022, as reported by the Company in its annual report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission on April 27, 2023. The Reporting Persons may be deemed to beneficially own an aggregate of 15,575,316 Class A Shares (in the form of 5,191,772 ADSs), which constitutes approximately 4.4% of the Company’s Class A Shares, calculated in accordance with Rule 13d-3 under the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

SC CV HOLD beneficially owns 15,575,316 Class A Shares (in the form of 5,191,772 ADSs), which represents approximately 4.4% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC Venture, as the parent company of SC CV HOLD, may be deemed to beneficially own 15,575,316 Class A Shares (in the form of 5,191,772 ADSs), which represents approximately 4.4% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC MGMT, as the general partner of SCC Venture, may be deemed to beneficially own an aggregate of 15,575,316 Class A Shares (in the form of 5,191,772 ADSs), which represents approximately 4.4% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC HOLD, as the general partner of SCC MGMT, may be deemed to beneficially own an aggregate of 15,575,316 Class A Shares (in the form of 5,191,772 ADSs), which represents approximately 4.4% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SNP, which is the parent company of SCC HOLD, may be deemed to beneficially own an aggregate of 15,575,316 Class A Shares (in the form of 5,191,772 ADSs), which represents approximately 4.4% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

Neil Nanpeng Shen, who wholly owns and is the sole director of SNP, may be deemed to beneficially own an aggregate of 15,575,316 Class A Shares (in the form of 5,191,772 ADSs), which represents approximately 4.4% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Rule 13(d)(3) of the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(c) All transactions in the Class A Shares effected by the Reporting Persons during the past sixty days are set forth in Exhibit 5 attached hereto and incorporated herein by reference.

(e) The Reporting Persons have ceased to be the beneficial owner of more than five percent of the Class A Shares.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is amended and supplemented by adding the following:

Exhibit	Description

5.	Transactions Effected in the Last Sixty Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 1, 2023

HSG 2010 CV HOLDCO, LTD.

/s/ Eva Siu Wai Ip
Name: Title:	Eva Siu Wai Ip Authorized Signatory

HONGSHAN CAPITAL VENTURE 2010 FUND, L.P.

By:	HSG Venture 2010 Management, L.P.
A Cayman Islands exempted limited partnership, Its General Partner

By:	HSG Holding Limited
A Cayman Islands limited liability company Its General Partner

/s/ Eva Siu Wai Ip
Name:	Eva Siu Wai Ip
Title:	Authorized Signatory

HSG VENTURE 2010 MANAGEMENT, L.P.

By:	HSG Holding Limited
A Cayman Islands limited liability company Its General Partner

/s/ Eva Siu Wai Ip
Name:	Eva Siu Wai Ip
Title:	Authorized Signatory

HSG HOLDING LIMITED

/s/ Eva Siu Wai Ip
Name:	Eva Siu Wai Ip
Title:	Authorized Signatory

SNP CHINA ENTERPRISES LIMITED

/s/ Neil Nanpeng Shen
Name:	Neil Nanpeng Shen
Title:	Authorized Signatory

NEIL NANPENG SHEN

/s/ Neil Nanpeng Shen
Name:	Neil Nanpeng Shen